Law Office of BRIAN P. SIMON
______________________________________________
Attorneys at Law

August 12, 2014

Mr. Jay Ingram
Legal Branch Chief
Securities and Exchange Commission
100 F Street, N. E.
Washington, DC  20549

         Re: ABCO Energy, Inc.
Amendment No. 1 to Form 10 Registration Statement (“Form 10 Amendment”)
SEC File No:  000-55235

Dear Mr. Ingram:

In response to your letter dated July 8, 2014 addressed to Charles O’Dowd, CEO of Registrant, enclosed please find a copy of the Form 10 Amendment.  We believe that with the additional six (6) month financial statements contained in the Form 10 Amendment, it is now in compliance with Rule 8-08 of Regulation S-X.

Please address any questions or comments you have regarding the enclosed Form 10 Amendment to the undersigned at the address below and via email at bps@bsimonlaw.com.

Thank you very much.

Very truly yours,

LAW OFFICE OF BRIAN P. SIMON

By: /s/ Brian P. Simon
Brian P. Simon

BPS:dm
Enclosure
cc: Mr. Charles O’Dowd
      Ms. Jessica Dickerson, SEC

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